Exhibit 99.1

26 October 2018

Barclays PLC

Barclays Bank PLC

Dismissal of SFO charges against Barclays PLC and Barclays Bank PLC

On 24 July 2018 Barclays announced that the SFO had made an application to the High Court seeking to reinstate all of the charges that had been brought by the Serious Fraud Office (“SFO”) against Barclays PLC and Barclays Bank PLC regarding matters which arose in the context of Barclays’ capital raisings in 2008, such charges having been previously dismissed by the Crown Court.

Barclays announces that the High Court has today denied the SFO’s application to reinstate in respect of all of the charges. As a result, all of the charges remain dismissed.

As previously disclosed, the FCA issued warning notices in connection with its investigation into the advisory services agreements and the United States Department of Justice and the US Securities and Exchange Commission have also been conducting investigations relating to these same agreements. The FCA’s investigation in relation to the advisory services agreements has been stayed due to the SFO proceedings. Other authorities have also been kept informed of developments in these matters. In addition, as previously disclosed, a civil claim has been served on Barclays Bank PLC by PCP Capital Partners LLP and PCP International Finance Limited in relation to the November 2008 capital raising, which Barclays Bank PLC is defending.

-ENDS-

For further information, please contact:

Investor Relations	Media Relations

Lisa Bartrip	Tom Hoskin

+44 (0) 20 7773 0708	+44 (0) 20 7116 4755

About Barclays

Barclays is a transatlantic consumer and wholesale bank, offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 80,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website home.barclays